EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 10, 2007	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES FIRST
QUARTER 2007 EARNINGS

        Glen Head, New York, May 10, 2007 – In the first quarter of this year the Corporation earned $.34 per share versus $.36 for the same quarter last year, and net income was $2,628,000 as compared to $2,807,000 a year ago. In addition, the Corporation declared a 2-for-1 stock split and changed from a semi-annual to a quarterly cash dividend.

        Continued loan growth positively impacted the current quarter’s earnings. Total loans grew by $53.6 million, or 13.3%, from $404.1 million at March 31, 2006 to $457.7 million at March 31, 2007. The loan growth occurred as management used funds from deposit growth and securities runoff to increase the size of the Bank’s loan portfolio. Loans now represent 47.0% of total assets and 53.3% of total deposits versus 41.7% of total assets and 48.8% of total deposits at March 31, 2006. Earnings for the current quarter were also helped by the full impact of increases in the overnight funds rate and the Bank’s prime lending rate which occurred during the first half of 2006.

        The loan growth together with the increases in the prime and overnight funds rates are largely responsible for a 42 basis point increase in the overall yield on interest-earning assets and a resulting increase in net interest income on those interest-earning assets funded by checking deposits and capital. By contrast, net interest spread declined by 43 basis points resulting in a decrease in net interest income on those interest-earning assets funded by interest-bearing liabilities. Net interest spread declined because the yield curve inverted as short-term interest rates increased while intermediate and longer-term interest rates decreased. The increase in short-term interest rates drove up the Bank’s cost of deposits, while the decreases in intermediate and longer-term interest rates impacted the amount of additional earnings that could be realized by the Bank on the repricing of loans and reinvestment of cash flows from loans and securities. Net interest spread was also impacted by competition for loans and deposits in the Bank’s market area which put upward pressure on deposit pricing, downward pressure on loan pricing and made core deposit growth challenging.

        First quarter 2007 earnings were also affected by an increase in salaries expense of $549,000, or 18.7%. In addition to normal annual salary adjustments, the increase principally resulted from increases in lending and business development staff and, to a lesser extent, an increase in stock-based compensation expense. The continued investment in lending and business development staff is an integral part of the Bank’s strategic plan to grow its loan portfolio.

         When the yield curve becomes positively sloped or if price competition in the Bank’s market area becomes less intense, the Bank’s earnings should improve. Furthermore, although additional investments in lending and business development staff and new branches will constrain earnings in the near term, both are expected to strengthen the Bank’s franchise and improve the Bank’s future earnings prospects.

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        Management currently plans to continue opening branches in key markets on Long Island and in Manhattan and recently received regulatory approval to open an additional Suffolk County branch in the town of Babylon.

BALANCE SHEET INFORMATION

	3/31/07	12/31/06

	(in thousands)

Total Assets	$973,489	$954,166

Net Loans	453,689	445,574

Investment Securities	415,830	454,851

Checking Deposits	338,468	321,524

Savings and Money Market Deposits	316,274	318,494

Time Deposits	203,645	184,779

Total Stockholders’ Equity	97,803	95,561

INCOME STATEMENT INFORMATION

	Three Months Ended

	3/31/07	3/31/06

	(in thousands, except per share data)

Net Interest Income	$8,798	$8,796
Provision For Loan Losses	122	236

Net Interest Income After Loan Loss Provision	8,676	8,560

Noninterest Income	1,459	1,585
Noninterest Expense	6,921	6,512

Income Before Income Taxes	3,214	3,633
Income Tax Expense	586	826

Net Income	$2,628	$2,807

Earnings Per Share*:
Basic	$.35	$.37
Diluted	$.34	$.36

* Adjusted for 2-for-1 stock split paid April 16, 2007

      This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

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        For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2007. The Form 10-Q will be available on or before May 10, 2007 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com and clicking on “About Us”, then clicking on “SEC Filings”, and then clicking on “Corporate SEC Filings.”

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